FILED VIA EDGAR



July 6, 2006


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:  Montgomery Street Income Securities,  Inc. (the "Fund")
     File Nos. 33-45735; 811-2341


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the executed Investment Company Blanket Bond (the "Bond") for the Fund under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums have been paid for the Bond for the period beginning June 9, 2006 to June 9, 2007.

     If you have any questions about this filing, please contact the undersigned at (517) 367-4336.


Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee
Secretary